North American Financial Holdings, Inc.

9350 South Dixie Highway

Miami, Florida 33156

October 24, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Christian Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	North American Financial Holdings, Inc.

Registration Statement on Form S-4

Filed September 13, 2011

File No. 333-176796

Dear Mr. Windsor:

On behalf of North American Financial Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-4 of the Company (the “Registration Statement”).

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter dated September 27, 2011 from the staff of the Commission (the “Staff”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Amendment.

General

1.	Provide us with all memoranda, reports, scripts, presentations or other materials provided by Sterne Agee to the board of Green Bankshares.

Christian Windsor

U.S. Securities and Exchange Commission

Response: The Company respectfully advises the Staff that, other than the delivery of Sterne Agee’s opinion, a copy of which is attached as Appendix B to the proxy statement/prospectus contained in the Registration Statement, no reports, scripts, presentations or other materials were provided by Sterne Agee to the board of directors of Green Bankshares.

Prospectus Cover Page

2.	Please revise the prospectus cover page to disclose the value of NAFH Class A common stock to be received by Green Bankshares shareholders assuming a range of values—such as the IPO price range—of NAFH Class A common stock.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amendment to disclose the value of NAFH Class A common stock to be received by Green Bankshares shareholders assuming a range of values of NAFH Class A common stock.

What will I receive in the merger?, page 1

3.	We note that the exchange ratio will not be adjusted as a result of any changes in the trading prices of NAFH common stock or Green Bankshares common stock. Please revise to clarify, if true, that this means there is no minimum consideration Green Bankshares shareholders will receive and that, as a result, the value to be received could be less than the market value of Green Bankshares common stock prior to the merger.

Response: In response to the Staff’s comment, the Company has revised page 1 of the Amendment to clarify that there is no minimum consideration Green Bankshares shareholders will receive and that, as a result, the value they will receive could be less than the market value of Green Bankshares common stock prior to the merger.

Summary, page 4

4.	Revise this section to indicate the amount paid and the implied value of the shares purchased by NAFH as part of the investment agreements, and compare that amount to the value of the shares and CVRs that Green Bankshares’ shareholders will receive as a result of the merger and the investment transactions.

Response: In response to the Staff’s comment, the Company has revised page 5 of the Amendment to indicate the amount paid and the implied per share price of the shares purchased by NAFH as part of the investment agreement along with a comparison of that amount to the value of the shares that Green Bankshares shareholders will receive as a result of the merger. The Company has also included a statement of the amount that holders of the CVRs may receive as a result of the investment transaction. The Company respectfully advises the Staff

Christian Windsor

U.S. Securities and Exchange Commission

that, since the CVRs were issued to holders of Green Bankshares common stock as of September 6, 2011 and the CVRs are generally not transferable, not all shareholders who receive the merger consideration will necessarily also hold CVRs.

The Shares of NAFH class A common stock..., page 20

5.	Revise this risk factor to discuss the specific differences in the rights of Green Bankshares and NAFH common stock.

Response: In response to the Staff’s comment, the Company has revised page 20 of the Amendment to discuss a number of specific differences in the rights of Green Bankshares and NAFH common stock.

Sterne Agee’s Compensation and Other Relationships with Green Bankshares, page 53

6.	Please revise to disclose the information required by Item 1015(b)(3) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised pages 49 and 50 of the Amendment to disclose the information required by Item 1015(b)(3) of Regulation M-A.

7.	Please revise to disclose the amount of compensation paid to Sterne Agee for its services in rendering the fairness opinion. Please also disclose the total amount of fees paid to Sterne Agee for the fairness opinions rendered to the Capital Bank Corp. board of directors and the TIB Financial board of directors with respect to the Other Transactions, the Capital Bank Corp. board of directors with respect to the merger of Capital Bank with and into NAFH National Bank and the TIB Financial board of directors with respect to the merger of TIB Bank with and into NAFH National Bank. Refer to Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised pages 53 and 54 of the Amendment to disclose the amount of compensation paid to Sterne Agee for its services in rendering the fairness opinion as well as the amount of compensation paid to Sterne Agee for the fairness opinions it rendered in connection with the Other Transactions and the mergers of Capital Bank with and into NAFH National Bank and of TIB Bank with and into NAFH National Bank.

Annual Cash Bonuses, page 170

8.

We note your response to comment 22 in our letter dated July 21, 2011 in connection with our review of your Form S-1 filed June 24, 2011. We also note the bonus amounts disclosed in the Summary Compensation Table. To the extent quantitative performance targets were established for 2010 compensation, please revise to disclose those targets. If you believe that disclosure of the historical performance targets is not

Christian Windsor

U.S. Securities and Exchange Commission

required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to
Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Response: In response to the Staff’s comment, the Company has revised pages 170 and 171 of the Amendment to explain both that no quantitative performance targets were established with respect to 2010 compensation because the Company did not have any substantive operations at the commencement of that performance period and to indicate the types of performance measures that the Company may adopt in the future.

Exhibits

9.	Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

Response: In response to the Staff’s comment, the Company has filed all available exhibits with the Amendment, including Exhibits 5.1, 8.1, 21.1, 23.9, 23.10, 99.2, 99.3, 99.4 and 99.5 and will file all remaining exhibits as soon as practicable.

10.	We note that you expect to enter into employment agreements with Messrs. Marshall, Singletary and Posner prior to completion of the merger. Please confirm that you will file the agreements as exhibits to the registration statement in the event they are entered into prior to effectiveness of the above-referenced registration statement.

Response: The Company hereby confirms that in the event it enters into employment agreements with Messrs. Marshall, Singletary and Posner prior to the effectiveness of the above-referenced registration statement, the Company will file any such agreements as exhibits to such registration statement.

*        *        *        *        *         *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Christian Windsor

U.S. Securities and Exchange Commission

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer

cc:	David E Shapiro, Esq.
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019